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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CRITICAL THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
22674T 10 5
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
MAY 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures II-QP, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,047,872 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,047,872 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,047,872 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.75% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”) and MPM Asset Management II LLC (“AM LLC”) (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a "group" for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock exercisable within 60 days of May 14, 2007.
(3) This percentage is calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		225,989(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		225,989(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

225,989(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.52% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”) and MPM Asset Management II LLC (“AM LLC”) (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 14,256 shares of common stock exercisable within 60 days of May 14, 2007.
(3) This percentage is calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management Investors 2001 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		42,523 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,523 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,523 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.10% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”) and MPM Asset Management II LLC (“AM LLC”) (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 2,682 shares of common stock exercisable within 60 days of May 14, 2007.
(3) This percentage is calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		721,098 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		721,098 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

721,098 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.67% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”) and MPM Asset Management II LLC (“AM LLC”) (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 45,487 shares of common stock exercisable within 60 days of May 14, 2007.
(3) This percentage is calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,037,482 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.04% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”) and MPM Asset Management II LLC (“AM LLC”) (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of May 14, 2007.
(3) This percentage is calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,037,482 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.04% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”) and MPM Asset Management II LLC (“AM LLC”) (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of May 14, 2007.
(3) This percentage is calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

     The following constitutes Amendment No. 2 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the MPM Entities to report the sale of securities beneficially owned by the MPM Entities on May 14, 2007. Accordingly, the number of securities beneficially owned by the MPM Entities has decreased. The Schedule 13D/A is amended as follows and except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.

Item 4.	Purpose of Transaction
“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following to the end thereof:
On May 14, 2007, the MPM Entities sold an aggregate of 1,000,000 shares of the Issuer’s Common Stock at an average per share price of $2.7131 for aggregate proceeds of $2,713,100. MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC and MPM BioVentures, GmbH & Co. Parallel-Beteilgungs KG sold 674,200, 74,400, 14,000 and 237,400 shares of the Issuer’s Common Stock, respectively.

Item 5.	Interest in Securities of the Issuer
“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of May 14, 2007:

	Shares	Warrants		Shared	Sole	Shared		Percentage
	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(2)
MPM BioVentures II-QP, L.P.	1,918,691	129,181	2,047,872	0	2,047,872	0	2,047,872	4.75%
MPM BioVentures II, L.P.	211,733	14,256	225,989	0	225,989	0	225,989	0.52%
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	675,611	45,487	721,098	0	721,098	0	721,098	1.67%
MPM Asset Management II, L.P.(1)	0	0	0	3,037,482	0	3,037,482	3,037,482	7.04%
MPM Asset Management II LLC(1)	0	0	0	3,037,482	0	3,037,482	3,037,482	7.04%
MPM Asset Management Investors 2001 LLC	39,841	2,682	42,523	0	42,523	0	42,523	0.10%

(1)	MPM Asset Management II, L.P. and MPM Asset Management II LLC own no securities of the Issuer directly. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG.

(2)	These percentages are calculated based upon 43,135,791 shares of the Issuer’s common stock outstanding (as of May 1, 2007), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

Item 7.	Material to Be Filed as Exhibits
A.	Agreement regarding filing of joint Schedule 13D/A.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2007

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management Investors 2001 LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Nikolas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA

EXHIBIT INDEX
A.	Agreement regarding filing of joint Schedule 13D/A.

Exhibit A
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached amendment No. 2 to Schedule 13D (and any amendments thereto) relating to the common stock of Critical Therapeutics, Inc. is filed on behalf of each of the undersigned.

Date: May 22, 2007

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management Investors 2001 LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager